700 Louisiana Street

Suite 3700

Houston, Texas 77002-2797

(713) 225-2300
Writer’s direct phone
(713) 225-1337	fax (713) 225-2340

Writer’s e-mail	www.seyfarth.com
mcoffin@seyfarth.com

December 3, 2009

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F. St. NE

Washington, D.C. 20549-4628

RE:                              BPZ Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 2, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 9, 2009

Definitive Proxy

Filed April 30, 2009

File No. 1-12697

Dear Mr. Schwall:

Set forth below are the responses of BPZ Resources, Inc. (the “Company”) to the comments contained in your letter dated November 24, 2009 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the November 24, 2009 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.                                      Please ensure that references in your document are internally consistent.  For example, you state on page 5 that all of your oil sales to date have been made to Petroperu.  However, in other areas of your document, including without limitation at pages 6, 20, and 46, you refer to Perupetro.  Please advise why you use two different names if you are referring to only one entity, or revise for internal consistency.

ATLANTA   BOSTON   CHICAGO   HOUSTON   LOS ANGELES   NEW YORK   SACRAMENTO   SAN FRANCISCO   WASHINGTON, D.C.   BRUSSELS

Response

The Company uses two different names to refer to two separate and distinct entities involved in the Peruvian Hydrocarbon Industry.

One entity, Perupetro, provides oversight of the License Contract under which the Company has the right to explore for and exploit hydrocarbons in specified areas.  While formed as a private law company, Perupetro is effectively a state agency responsible for promoting investment in hydrocarbon exploration and exploitation activities in Peru.  In addition, acting in its capacity as an agency of the State, Perupetro negotiates, signs and supervises contracts for the exploration and exploitation of hydrocarbons in Peru.

The other entity, Petroperu, is the Peruvian national oil company engaged in the refining, transportation, distribution and trading of petroleum products to meet Peru’s domestic energy needs.  Petroperu purchases the crude oil the Company produces for refining at their Talara refinery.

The Company defines these two entities and their purposes on page 5, under “Customers” as well as on page 6, “Peru — Peruvian Hydrocarbons Legislation” of the Form 10-K. The Company believes it has properly described both entities and that references to each entity in the Form 10-K are internally consistent.  However, in light of the potential confusion to the reader, the Company proposes making the following clarification in the Form 10-K to better describe Petroperu, marked in red:

Customers

To date, all of our sales of oil in Peru have been made under a short-term contract to the Peruvian national oil company, Petroperu. Petroperu is the Peruvian national oil company engaged in the refining, transportation, distribution and trading of petroleum products to meet Peru’s domestic energy needs. However, we believe that the loss of our sole customer would not materially impact our business, because we could readily find other purchasers for our oil production.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 32

2.                                      With regard to the GE turbine purchase agreement that you discuss at page 34, advise us whether the milestone payment was in fact made prior to the November 16, 2009, deadline.  If not, explain when and by what means you intend to make public the termination of the agreement with GE.

Response

With respect to the GE turbine purchase agreement, the Company did not make milestone payment five on or before November 16, 2009, because GE agreed to a short extension of the deadline for the milestone payment in order to conclude ongoing negotiations with respect to new delivery dates, pricing, payment terms and payment security for the reinstatement of the turbine purchase agreement.  Amended terms were agreed with GE on Friday, November 20, 2009, at which time milestone payment number five was made by the Company, and a Form 8-K was filed on Friday, November 27, 2009 (after the Thanksgiving holiday) regarding this agreement.  A copy of the Form 8-K is enclosed for your convenience.

Results of Operations, page 39

3.                                      In several instances, you use the term “primarily” when referring to multiple factors that caused a material change in a financial statement line item.  Please revise to disclose the percentage of change attributable to each factor or, if that is not practicable, to discuss in greater detail how each cited factor contributed to the change.  For example, in your discussion of net revenues on page 39, you state that 2008 oil production and revenues increased $60.6 million from 2007 “primarily due to the increase in number of wells producing in 2008 and the increase in production days.”  Similarly, in your discussion of general and administrative expenses, you state that the $23.6 million increase from 2007 was “primarily due to additional employees in Peru and increases in compensation expenses and legal fees incurred in 2008.”

Response

In response to this comment, the Company proposes the following changes to the  paragraphs in the Form 10-K in order to address the items presented in your comment 3.  Please see the revised disclosures to its results of operations discussion marked in red below.

Net Revenue

Our 2008 net revenue increased by $60.6 million to $63.0 million from $2.4 million in 2007. The increase in net revenue is ~~primarily~~ due to increased oil production of 797 MBbls from the CX-11 platform located in the Corvina field within Block Z-1 in northwest Peru. Oil production and revenues increased proportionately compared to 2007 ~~primarily~~ due to the increase in number of wells producing in 2008 and the increase in production days. Partially offsetting the increase in production is an overall 7.0% decrease in the average per barrel sales price received, $76.23 versus $81.78 in the prior year. In 2007, we began producing oil on a limited basis in November 2007 from the CX11-21XD and CX11-14D wells in the Corvina field under an extended well testing program.

Although our production increased in 2008 compared to 2007, we were not able to produce fully during the year. During January 2008, we incurred production and transportation delays due to the incident involving one of the Peruvian Navy tankers being used in our offshore oil production operation as part of our extended well testing program (see “Overview - Corvina Field” above for a more detailed discussion of the incident).   As a result of the incident, our production was shut-in for approximately five months while we completed a series of safety and integrity tests on the facilities at the CX-11 Corvina platform and waited to receive the clearance needed to transport oil from the CX-11 platform to the nearby Talara refinery by the corresponding Peruvian environmental agencies.

Upon receiving clearance to resume production and transportation in June 2008, we began production from our existing CX11-21XD and CX11-14D oil wells, as well as bringing online the CX11-18XD oil well, while only limiting production during certain periods by the drilling and testing of the CX11-20XD well. Production of the CX11-20XD well began in the early part of the fourth quarter of 2008. Production from all four oil wells was limited during certain periods by the drilling and testing of the CX11-15D oil well. On November 21, 2008, we began drilling operations on the CX11-15D well in the Corvina field located in the offshore Block Z-1 in northwest Peru. In January 2009, we reached total drilling depth and began testing the formation. During the testing it was confirmed that the deeper prospective sands that were found lower than expected were located below the estimated oil-water contact, thus testing formation water. Operations have commenced to sidetrack the CX11-15D well, targeting a location higher in the geological formation. Once the sidetrack is complete, which we expect to be by the end of the first quarter, we will test the prospective oil sands which, in this location, should be above the oil-water contact and of better quality. As part of the extended well testing program, the well will then be placed on production if commercial amounts of oil are tested. We anticipate production increases in the field based on the CX11-15D well being completed in late March.

In 2008, we had oil production from four producing wells, the CX11-21XD, the CX11-14D, the CX11-18XD and the CX11-20XD. The CX11-21XD and the CX11-14D wells produced for the full year, except when production was voluntarily suspended, as noted above, and during certain periods by drilling and testing activity.  The CX11-18XD well produced oil from June 2008 through December 2008, except when production was suspended during certain periods due to the drilling and testing of the CX11-20XD and CX11-15D wells. The CX11-20XD well produced oil from September 2008 through December 2008, except when production was suspended during certain periods due to the drilling and testing of the CX11-15D well. In 2007, we had limited production from two wells, the CX11-21XD and the CX11-14D wells, from November 2007 through December 2007.

The net revenues above are net of royalties owed to the government of Peru. Royalties are calculated by Perupetro as stipulated in the Block Z-1 license agreement based on a blend of crude prices as provided in the Northwest Oil Basket.  However,  crude oil price calculation is based on the past two week average price before the crude oil delivery date, as opposed to the royalty calculation being based on the past five-day average price before the crude oil delivery date. For the year ended December 31, 2008 and 2007, the revenues received by BPZ are net of royalty costs of approximately 5% of gross revenues or $3.3 million and $0.1 million, respectively.

General and Administrative

General and administrative expenses are overhead-related expenses, including employee compensation, legal, consulting and accounting fees, insurance, and investor relations expenses. General and administrative expenses for 2008 increased $23.6 million to $42.1 million compared to $18.5 million in 2007. The increase in general and administrative expenses is ~~primarily~~ due to additional employees in Peru and related increases in compensation expenses of $6.5 million, ~~and~~ increased legal and consulting fees of $2.4 million, and increased other expenses of $3.2 million, which include insurance, travel and travel related expenses, and contract labor, incurred in 2008. In the third quarter of 2008 we internalized our previously outsourced marine operations in order to better manage our long term growth initiatives and tripled the number of our employees in Peru. Additionally we incurred increased personnel and compensation expense in order to administer our growth and to support our increased operations. Further, we incurred additional consulting and legal fees ~~primarily~~ as part of our negotiations with Shell to explore jointly developing Blocks Z-1, XIX and XXIII in Northwest Peru into large-scale oil and gas ventures (see Item 7. — “Memorandum of Understanding with Shell Exploration Company (West) B.V.” above for further information), as well as costs associated with our tax reorganization. A subset of compensation expense, stock-based compensation expense increased by $11.5 million to $18.5 million in 2008 from $7.0 million in 2007. The increase ~~is primarily a~~ results from additional awards granted in the current year at the time when the price of our Common Stock was relatively high and therefore fair value of the awards and related expense recognized increased as a result. Further, we recognized an additional $0.7 million of stock-based compensation expense, as compared to 2007, as a result of the accelerated vesting for certain stock option awards. The awards granted under our 2007 Long-Term Incentive Plan and 2007 Directors Compensation Incentive Plan allow~~s~~ us to attract and retain key personnel.

Notes to Consolidated Financial Statements

Note 10.  Stockholders’ Equity

Merger Earn-Out Shares — Stock Dividend

4.                                      We note from your disclosure that for accounting purposes, the earn-out arrangement is treated as a stock dividend, and no accounting entry is required other than a retroactive presentation of the number of shares outstanding.  Please tell us how you considered the guidance in ARB 43, Chapter 7, Section B with respect to the issuance of these shares.

Response

With respect to the guidance provided by ARB 43, Chapter 7, Section B, and its application to the issuance of the merger earn-out shares, the Company considered paragraph 10 which otherwise requires stock dividends to be “transfer[ed] from earned surplus to a category of permanent capitalization (represented by the capital stock and capital surplus accounts) an amount equal to the fair value of the additional shares issued.”  However, because it had a retained deficit as opposed to retained earnings and because its common shares have no par value, the Company does not believe the guidance in ARB 43, Chapter 7, Section B to be appropriate.

Definitive Proxy

General

5.                                      Please confirm that you will comply with comments 6-9 below in all future filings.  In addition, provide draft disclosure that gives effect to the applicable comment.

Response

The Company confirms that it will comply with comments 6-9 below in all future filings.  Please see the Company’s draft disclosures in response to comments 6-9 below.

Elements of Compensation, page 16

6.                                      We note that your board of directors and compensation committee attempted to benchmark salary and annual cash bonuses at the 25-50th percentile range of your compensation peer group, and with respect to salary, “the median percentile range of the market data provided by the compensation consultants.”  Please disclose the actual percentile represented by each of these compensation elements for each named executive officer.

Response

In response to this comment, considering the more precise description suggested by the Commission, the Company notes that its target range should be more accurately described as “closer to the median,” not “closer to between the 25th to median percentile.”  The 25th to median percentile more appropriately describes the targeted range for all officers as a group, rather than just the named executive officers.  While the Company does not believe the original description is materially misleading, the Company proposes to add the disclosure similar to the following disclosure  marked in red on page 16 of the proxy statement in future filings to clarify the target range and the more precise percentiles:

Base Salary.  The Board of Directors and Compensation Committee reviews the base salary of each executive officer.  For 2008, the base salary opportunity for executive officers was increased to be closer to ~~between~~ the ~~25th to~~(i) median percentile range, within the base salary range for similar positions at the Compensation Peer Group companies, and (ii) the median percentile range of the market data provided by the compensation consultants.  Based on these factors, the Company’s named executive officers, received the following salary increases effective in July 2008: Mr. Zúñiga-Pflücker  — from $300,000 to $360,000 (to the 71st percentile of peer group base salary); Mr. Caminos  — from $210,000 to $240,000 (to the 57th  percentile of peer group base salary); Mr.  Briens — from $220,000 to $250,000 (to the 50th percentile of peer group base salary); and Dr. Zúñiga y Rivero — from $225,000 to $260,000 (to the 38th percentile of peer group base salary).  In determining the recommendations for the appropriate level of actual compensation for each executive officer within the targeted base salary range, the Compensation Committee then considers the executive’s position and current compensation (both individually and relative to other executive officers in the Company), the executive’s performance and contributions as they relate to the Company’s goals, objectives and strategic business plan and the compensation data from similar companies in the report from the Company’s consultants.  The Compensation Committee will not make any determination with regard to 2009 base salary adjustments until June of 2009. However, 2009 compensation decisions will use the same criteria used to determine compensation in 2008, but will take into account the impact of the global financial crisis, the commensurate slowdown of economic activity, the collapse of oil and gas prices and the steep decline in the Company’s stock price.

Cash Bonus.  The Board of Directors may determine to award cash bonuses to our executive officers based upon exemplary performance, though it has historically done so in limited circumstances due to the early stage of the Company’s business.

In setting executive compensation for 2008, the Compensation Committee recommended bonuses to the executive officers in amounts to bring their total cash compensation to generally ~~between~~ the ~~25th and~~ median percentile range of the Compensation Peer Group and market data.  Based on these factors, the Company’s named executive officers received the following retroactive bonuses in 2008: Mr. Zúñiga-Pflücker  — $200,000 (to the 76th percentile of peer group total cash compensation); Mr. Caminos  — $75,000 (to the 56th percentile of peer group total cash compensation); Mr.  Briens —  $100,000 (to the 54th percentile of peer group total cash compensation); and Dr. Zúñiga y Rivero  — $140,000 (to the 51st percentile of peer group total cash compensation).  The Board approved the bonuses to be paid in April 2008. In addition, the Company’s named executive officers also received the following 2007 bonuses in 2008: Mr. Zúñiga-Pflücker  — $200,000; Mr. Caminos  — $80,000; Mr.  Briens —  $100,000; and Dr. Zúñiga y Rivero  — $140,000. The Board approved the bonuses to be paid in October 2008, contingent upon the availability of funds to do so.  The bonuses were intended to reward the executive officers based upon the performance of the entire senior management team, taking into account, in some circumstances, the individual’s performance, in achieving significant Company milestones of successful financing activities to fund the Company’s oil and natural gas exploration and production activities and related projects in Peru and Ecuador and the success of the Company’s Corvina Field drilling campaign.  In addition, the Compensation Committee considered the individuals compensation against the compensation of similarly situated individuals in the Company’s Peer Group. The Compensation Committee will not make any determination with regard to 2009 bonus compensation until June of 2009. However, 2009 compensation decisions will use the same criteria used to determine compensation in 2008, but will take into account the impact of the global financial crisis, the commensurate slowdown of economic activity, the collapse of oil and gas prices and the steep decline in the Company’s stock price.

7.                                      Explain what comprises the “market data” other than that provided by reference to the identified compensation peer group.  Describe any differences between this “market data” and the peer group information.

Response

In response to this comment, the Company proposes to add disclosure similar to the following disclosure marked in red on page 15 of the proxy statement in future filings:

Role of the Compensation Consultants

In November 2007, the Compensation Committee engaged Pearl Meyer & Partners as its outside compensation consultants to review both executive and director compensation.  The scope of the compensation consultants’ engagement was to compile data from proxy statements and other SEC filings and surveys in order to determine market norms of compensation for the Company’s independent directors and members of senior management.  The results were presented to the Compensation Committee in a report on independent directors and a report on senior management.  Pearl Meyer & Partners provided the Compensation Committee with data in the reports showing the total compensation package that the executive officers and other key officers would receive, by element (base salary, annual incentive plan amounts, total cash compensation and long-term incentives), at each of a variety of different potential pay levels and relative to similarly situated employees at companies within the Company’s Compensation Peer Group and in light of relevant market data.

As stated in the Pearl Meyer & Partners report, the market data was comprised of a broad base of company data with some general industry information from survey sources, including William M. Mercer, Watson Wyatt, and other proprietary general and energy executive compensation databases.

As stated in the Pearl Meyer & Partners report, the peer group information was based on more refined market data consisting of companies with statistics more comparable to the Company and that the Company would potentially compete for executive talent.  Pearl Meyer & Partners selected the companies within the Compensation Peer Group based on the same industry and/or recruiting market for executive talent or traced similarly by analysts, comparable revenue range and comparable complexity and business risk.  The Compensation Peer Group consisted of the following companies:

ATP Oil & Gas Corp

Bill Barret Corp

Brigham Exploration Co.

Carrizo Oil & Gas, Inc.

Contango Oil & Gas Co.

Endeavour International Corp

Far East Energy, Inc.

FX Energy, Inc.

Gulfport Energy Corp

Harvest Natural Resources

HKN Inc.

Rosetta Resources, Inc.

Toreador Resources Corp

Transmeridian Exploration, Inc.

TXCO Resources, Inc.

Long-Term Incentive Compensation , page 17

8.                                      You state that the compensation committee “reviewed the equity compensation of each executive officer in comparison to the data provided by the compensation consultants in light of the Company’s unique position as an emerging exploration stage company operating in “Peru.”  Clarify whether the committee reviewed the market data referred to in the immediately previous comment, the peer group information, or both when making the decision to award long-term equity compensation.

Response

In response to this comment, the Company proposes to add disclosure similar to the following disclosure marked in red on page 17 of the proxy statement in future filings:

In determining the recommendation for the long-term incentive component of our executive officers’ compensation for 2008, the Compensation Committee reviewed the equity compensation of each executive officer in comparison to the market data, and to a greater extent the more refined and comparable Compensation Peer Group data, provided by the compensation consultants.   The Compensation Committee then took into consideration the Company’s ~~unique~~current position as an emerging exploration stage company operating in Peru involving higher business risks typically associated with emerging companies and exploration stage companies, such as uncertain production results and related revenues, and revenue just beginning to be generated from operations, as compared to the more seasoned revenue generating companies comprising the Compensation Peer Group.  The Compensation Committee therefore adjusted equity compensation upward from the market and peer data so that executive officer total compensation might, through successful performance by the Company and its stock, reflect the relative risks affecting the Company and the executive officers.  The equity compensation targeted a minimum of two years commitment by having the restrictive cliff vesting of two years after issuance.  The equity compensation was also heavily weighted toward options which have a three year annual vesting term, rather than restricted stock, to motivate the executive officers to align management’s goals with growing shareholder value.

9.                                      In addition, please explain how the “unique position as an emerging exploration stage company operating in Peru” affected the committee’s compensation decisions.  For example, clarify whether the committee decided that the company’s unique position as an emerging exploration state company required an upward or downward adjustment to equity compensation as compared to what the market data would otherwise suggest.

Response

In response to this comment, please see the example revisions provided in response to comment 8 above.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 1.  Basis of Presentation and Significant Accounting Policies

Organization, page 6

10.                               You explain that you are producing and selling oil produced from the Corvina field under an extended well testing program.  Please expand your disclosure to explain when you will be in the production phase, as defined in your contract, and what, if any, implications such transition to the production state will have on your results of operations or cash flows.  Please also include what, if any, benefits or limitations there are to your operations of being under the extended well testing program.

Response

Please note, the Company believes that it has addressed this situation in part in its Form 10-K risk factors with the following risk factor on page 11:

We must comply with Peruvian legal and regulatory requirements to be able to produce and sell oil beyond the period of the current well test program.  Our current well test program in the Corvina Field will likely end no later than May 31, 2010.  In particular, we are required to meet certain environmental and technical requirements before the end of the well test program in order to continue with commercial sales.  If we fail to meet these requirements before the end of the well test period, we could be required to cease production and discontinue commercial sales, which would have a materially adverse impact on our financial condition, our operations and our ability to execute our business plan.

Additionally, in response to your request to expand its disclosure to explain when the Company will be in the production phase, as defined in its contract, and what if any implications such transition to the production state will have on results of operations or cash flow, the Company will expand its disclosure in the fourth paragraph of Note 1, page 6 of the Form 10-Q as marked in red below:

The Company is in the process of developing its oil and natural gas reserves and has produced and sold oil from the CX-11 platform in the Corvina field of Block Z-1 as permitted under an extended well testing program. From the time the Company first achieved production from the CX-11 platform in the Corvina field in November of 2007, through September 30, 2009, it has produced approximately 1.6 MMBbls of oil.  The Company expects to transition to the commercial production or exploitation phase of the Block Z-1 license contract not later than on May 31, 2010.  However, if for any reason, the Company does not have the necessary facilities in place to comply with applicable environmental and technical requirements under the exploitation phase of the license contracts or is unable to obtain an extension of its current extended well testing program in the Corvina field, it would be required to shut in its wells and cease production until such time it is able to comply with the exploitation phase requirements, which would have a negative impact on its results of operations and operational cash flow.  However, the Company also believes that a successful transition into the production phase would have a positive impact on its results of operations and cash flows as the cost of the equipment needed for the production phase would be more than offset by increases in production and associated revenues, as well as the effects of a favorable tax deduction regarding its investment.  However, at September 30, 2009, the Company is unable to quantify such impact.

The Company is also in the initial stages of appraising, exploring and developing the potential oil and natural gas reserves from the A platform in the Albacora field of Block Z-1 and plans to develop any such reserves under an extended well testing program similar to that of Corvina. Additionally, the Company’s activities in Peru include analysis and evaluation of technical data on its  other properties, preparation of the development plans for the properties, refurbishment of and designs for platforms, procuring machinery and equipment for an extended drilling campaign, obtaining all necessary environmental and operating permits, bringing additional production on-line, seismic acquisition, obtaining detailed engineering and design of the power plant and gas processing facilities and securing the required capital and financing to conduct the current plan of operation.

In response to your request to please include what, if any, benefits or limitations there are to your operations of being under the extended well testing program, please find the following information:

Under the Company’s extended well testing program in the Corvina field, it is subject to less stringent environmental and technical requirements than those applicable under the exploitation phase of the license contracts.  In addition, the extended well testing program has allowed the Company to improve its technical understanding of the field/reservoir and provided data with respect to how other fields/reservoirs in the area with similar geological properties may perform.  From a production standpoint, the extended well testing program has been important to the Company’s understanding of the reservoir drive mechanism, which should allow it to put in place the appropriate equipment for long-term production.  Without a proper understanding of this drive mechanism, the field’s potential could be unintentionally limited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Revenue, page 24

11.                               You explain that the decrease in production for the three months ended September 30, 2009 compared to the three months ended September 30, 2008 of 115 MBls, or approximately 35.7%, is a result of suspended production due to workovers and maintenance of the wells.  Please expand your disclosure to explain if a decrease in production is expected to continue for the foreseeable future, such that a reader can ascertain the likelihood that past performance is an indicator of expected results.  As part of your response, tell us if you believe the decrease in production represents a trend that is reasonably expected to continue for the foreseeable future at September 30, 2009 and how you considered discussing this fact pattern in your Form 10-Q.

Response

In response to your request that the Company expand its disclosure to explain if a decrease in production is likely for the foreseeable future, please note that the Company discusses on page 21 under the “Corvina Field” heading that the results of the workover are currently under evaluation to determine if the workover and maintenance measures achieved the desired results or if additional maintenance activities are necessary.  In addition, please see the proposed language added to the existing results of operations disclosure marked in red below.

Net Revenue

For both the three and nine months ended September 30, 2009 and 2008, all oil production from the CX-11 platform located in the Corvina field within Block Z-1 in northwest Peru was produced under an extended well testing program.

For the three months ended September 30, 2009, our net revenue decreased by ($20.4) million to $13.1 million from $33.4 million for the same period in 2008. The decrease in net revenue is ~~primarily~~ due to the ($40.70), or (39%), decrease in the average per barrel sales price received as well as a reduction of 115 MBbls of ~~decreased~~ oil sales from the CX-11 platform. Oil prices reached record levels during the third quarter of 2008 before sharply falling towards the end of the year.  During the same period in 2009, oil prices have steadily risen from the lows seen at the beginning of the year but are still considerably less than the oil prices received during third quarter of the previous year. At September 30, 2009, we had five producing wells, CX11-15D, CX11-20XD, CX11-18XD, CX11-21XD and the CX11-14D, compared to four producing wells, the CX11-21XD, CX11-14D, CX11-20XD and the CX11-18XD, ~~at~~for the same period in 2008. During the three months ended September 30, 2009, oil production from the CX11-21XD and the CX11-15D wells were at various times and intervals partially or fully suspended due to workovers and maintenance of the wells.  The workovers and maintenance programs were done to help resolve certain gas channeling and water production issues encountered in the operation of the wells. The CX11-15D produced for approximately two of the three months in the period and the CX11-21XD produced for approximately one of the three months in the period.  The CX11-21XD and CX11-15D wells are currently under evaluation to determine if the workovers and maintenance measures achieved the desired results or if additional maintenance activities may be desirable and cost effective. During the same period in 2008, oil production operations were in full production for three of the four wells while the CX11-20XD well began its initial production toward the end of September 2008.

For the nine months ended September 30, 2009, our net revenue decreased by ($7.5) million to $37.4 million from $44.8 million for the same period in 2008. The decrease in net revenue is ~~primarily~~ due to the ($52.35), or (51%), decrease in the average per barrel sales price received in the current year.  During the nine months ended September 30, 2009, the average per barrel price of oil was less than $60.00, while during the same period in 2008, the average per barrel price of oil was more than $100.00.  Partially offsetting the decrease in average per barrel sales priced received is 307 MBbls of increased oil production from the CX-11 platform. During the nine months ended September 30, 2009, we suspended production of each of our wells ~~had stopped production~~ for one to two months for workover and maintenance.  The CX11-20XD, CX11-21XD and CX11-15D wells are currently under evaluation to determine if the workovers and maintenance measures performed on the wells achieved the desired results or if additional maintenance activities may be desirable and cost effective. Additionally, the CX11-15D well was placed on production under an extended well testing program in early June 2009.  During the same period in 2008, oil production operations were voluntarily suspended after January 30, 2008 and our oil sales did not resume until June 2008, due to an incident involving a small tanker leased by our marine transportation contractor from the Peruvian Navy.  Subsequent to June 2008, we had full oil production for three of the four wells while the CX11-20XD well began its initial production toward the end of September 2008.

The revenues above are reported net of royalties owed to the government of Peru. Royalties are calculated by Perupetro as stipulated in the Block Z-1 license agreement based on a blend of crude oil prices.  However, the royalty calculation is based on the prior five-day average price before the crude oil delivery date, as opposed to the price we receive for oil which is based on the prior two-week average price before the crude oil delivery date. For both the three and nine months ended September 30, 2009, the revenues received by us are net of royalty costs of approximately 5% of gross revenues or $0.7 million and $2.1 million, respectively. For the same periods in 2008, the revenues received by us are net of royalty costs of approximately 5% of gross revenues or $1.9 million and $2.5 million, respectively.

In response to your request to explain whether the Company believes the decrease in production represents a trend that is reasonably expected to continue for the foreseeable future at September 30, 2009, as noted on page 21 under the “Corvina Field” section of its Form 10-Q for September 30, 2009, it is still evaluating the workovers and maintenance measures performed. The Company is still in the early stages of evaluating its initial wells in order to properly develop them, as well as subsequent wells planned to be drilled in the field. During this testing and evaluation period, the Company has encountered unexpected situations, such as gas channeling and water production issues, that required it to limit its oil production. Because the Company is operating under an extended well testing program, it is still in the early phase of understanding its properties and how they will perform and respond when the Company determines and implements certain measures. Based on its evaluation to date, the Company does not believe the production from the field has been permanently decreased or that the production decline resulting from workovers is a foreseeable trend.

Lease Operating, page 25

12.                               With regard to the increases in lease operating expenses, please expand your disclosure to explain if such increases are expected to continue for the foreseeable future, such that a reader can ascertain the likelihood that past performance is an indicator of expected results.  As part of your response, tell us if you believe the increase in expenses represents a trend that is reasonably expected to continue for the foreseeable future at September 30, 2009 and how you considered discussing this fact in your Form 10-Q.

Response

In response to your request that the Company expand its disclosure to explain if the increase in lease operating expenses is likely for the foreseeable future, please note the Company discusses on page 21 under the “Corvina Field” heading that the results of the workover are currently under evaluation to determine if the workover and maintenance measures achieved the desired results or if additional maintenance activities are necessary.  In addition, please see the proposed language added to the existing results of operations disclosure marked in red below.

Lease Operating

For the three months ended September 30, 2009, lease operating expenses increased by $6.0 million to $9.6 million ($46.24 per Bbl) from $3.6 million ($11.12 per Bbl) for the same period in 2008. The increase in expense is ~~primarily~~ attributable to the additional workover and maintenance expenses incurred in 2009 and additional production costs associated with increased production facilities. During the three months ended September 30, 2009, we incurred $5.7 million of workover expenses related to the CX11-20XD, CX11-21XD and CX11-15XD wells.  The wells are currently under evaluation to determine if the workovers and maintenance measures achieved the desired results or if additional maintenance activities may be desirable and cost effective. Additionally, while quarterly lease operating expenses have increased production has decreased contributing to the increase in the per Bbl amounts.

For the nine months ended September 30, 2009, lease operating expenses increased by $14.5 million to $21.4 million ($28.82 per Bbl) from $6.9 million ($15.88 per Bbl) for the same period in 2008. The increase in expense is ~~primarily~~ attributable to the additional workover and maintenance expenses incurred in 2009 and additional production costs associated with increased production facilities. During the nine months ended September 30, 2009, we incurred $8.5 million of workover expenses related to the CX11-20XD, CX11-21XD and CX11-15XD wells and $1.3 million of additional expense incurred for the replacement of underwater hoses and flow lines, respectively.  The wells are currently under evaluation to determine if the workovers and maintenance measures achieved the desired results or if additional maintenance activities may be desirable and cost effective. Partially offsetting these costs ~~are~~is a decrease in the per

Bbl amount of lease operating expenses as a result of  the increased production compared to the same period in 2008.

In response to your request to explain whether the Company believes the increase in lease operating expenses represents a trend that is reasonably expected to continue for the foreseeable future at September 30, 2009, as noted on page 21 under the “Corvina Field” section of its Form 10-Q for September 30, 2009, it is still evaluating the workovers and maintenance measures performed. The Company is still in the early stages of evaluating its initial wells in order to properly develop them, as well as subsequent wells planned to be drilled in the field. During this testing and evaluation period, the Company encountered unexpected situations, such as gas channeling and water production issues, which required the Company to implement certain measures. The Company does not believe these costs represent a trend that is expected to continue; however, it is still evaluating the results of the work previously performed.

Engineering Comments

Properties

Description of Block Z-1 and License Contract, page 24

13.                               Please tell us how many wells you had on production in Block Z-1 as of December 31, 2008, their oil and gas production rates, the proved reserves you have attributed to them and the field from which they produce.

Response

As of December 31, 2008, in Block Z-1, the following wells were on production with the corresponding oil and gas rates:

•	Well CX11-14D	oil rate of 325 BOPD, gas rate of 0.196 MMcf per day
•	Well CX11-18XD	oil rate of 558 BOPD, gas rate of 0.456 MMcf per day
•	Well CX11-20XD	oil rate of 2,960 BOPD, gas rate of 12.462 MMcf per day
•	Well CX11-21XD*	oil rate of 0 BOPD, gas rate of 0 MMcf per day

*      On December 31, 2008, well CX11-21XD was shut in for operational needs; the well was reopened on January 1, 2009.  On January 4, 2009, at sustained production rates, this well had an oil rate of 2,085 BOPD and a gas rate of 1.949 MMcf per day.

These four wells are producing from the Corvina field.  As of December 31, 2008, the proved reserves attributed to these four wells, as determined by the Company’s reserves auditors, Netherland Sewell and Associates, Inc. (“NSAI”), and using SEC guidelines, were 17.15 MMBbls.  Proved Developed Producing reserves corresponding to the four above listed wells were 4.22 MMBbls, while Proved Undeveloped reserves were 12.93 MMBbls, which would require ten additional wells.

Supplementally, the Company has furnished the engineering report for the Corvina field oil reserves (SEC) as of December 31, 2008 from NSAI under separate cover letter of even date addressed to Mr. James Murphy of the Staff.

14.                               Please tell us how many wells you will need to fully develop the Corvina Field and how many remain to be drilled in the oil zone and gas zone, respectively.

Response

Please see the Company’s response to your comment under number 15 below “Please tell us your estimated schedule and cost estimates to…drill and complete the necessary wells to fully develop the Corvina Field” below, as well as the Company’s December 31, 2008 reserve report prepared by Netherland, Sewell & Associates, Inc. furnished supplementally.

15.                               You state that the two platforms in this block will require extensive renovation as they were built in the 1980’s.  Please tell us your estimated schedule and cost estimates to:

•                  refurbish both platforms;

•                  build the oil and gas pipelines to shore;

•                  drill and complete the necessary wells to fully develop the Corvina Field;

•                  construct the gas to power facilities.

In addition, please tell us how you plan to finance these activities.

Response

•                  refurbish both platforms

The existing CX-11 platform in the Corvina field has been refurbished and is currently being used for the ongoing drilling and production operations in Corvina.  The total costs incurred for the CX-11 platform were $3.8 million.  The Company may refurbish the CX-13 platform in the East Corvina field at a later time, but it currently does not know what the costs will be.  No costs were incurred for the CX-13 platform in 2009, and no costs have been budgeted for it in 2010.  Furthermore, none of the reserves associated with the December 31, 2008 SEC reserve report are dependent on the utilization of the CX-13 platform.  In addition, the existing “A” platform in the Albacora field has been refurbished and is currently being used for the ongoing drilling operations in Albacora.  The total costs incurred for this refurbishment were $11.4 million, and the Company has $1.5 million remaining in the budget related to additional expansion work for this platform.

The Company will include the following additional disclosure marked in red in future filings:

In the Corvina Field, five wells were drilled, including two wells drilled by Tenneco in the mid-1970s and three wells drilled by Belco in the late 1970s and early 1980s. Two drilling and production platforms were set up by Belco during this period and are still in place in the Corvina Field.  ~~The platforms need~~ The first platform is located in the East Corvina prospect field and needs to be repaired and refurbished, if cost effective, prior to initiating any drilling activities in this section of the Corvina Field. The second platform, CX-11, is located in the West Corvina development field and, after repairs and refurbishment, is currently being used in our West Corvina drilling and production activities.  All five of the previously drilled wells in the Corvina Field encountered indications of natural gas and apparent reservoir-quality formations, although only one of the wells, the CX11-16X, was completed and tested. At the time these wells were drilled, there was no commercial market for natural gas in the region. The CX11-16X produced natural gas at rates as high as 16.6 million cubic feet of gas per day (“MMcf/d”) during two separate tests over a period of approximately 20 days each. Following these tests, the well was shut-in. In June 2007, we successfully recompleted the Corvina CX11-16X well as a natural gas producing well and completed a total of four drill stem tests on various zones in the well including one in a formation previously untested in the entire basin. The tests produced quantities of gas we believe to be in commercial amounts.  Currently, the CX11-16X well remains shut-in pending development of our planned gas-to-power project.

•                  build the oil and gas pipelines to shore

With respect to building the oil and gas pipelines to shore, the Company currently has no plans to build an oil pipeline to shore.  The Company currently relies on its marine infrastructure, including a large double hull tank barge to transport crude oil to the local refinery in Talara, Peru.  In addition, the Company has access to additional assets that it believes would allow it to economically increase its capacity to transport crude oil to the local market as well as into international markets to meet the potential production growth of the Corvina field. The schedule for the construction of the gas pipeline from the Corvina field to shore has not been finalized yet, and will depend on the successful financing of its gas-to-power project, although it is endeavoring to have the gas-to-power project built by year end 2011.  At the time of the filing of the Company’s Form 10-K, it did not have a reasonable range of cost estimates for the gas pipeline.  However, as noted in the Company’s September 30, 2009, Form 10-Q (page 18), it now preliminarily estimates the corresponding gas pipeline cost at approximately $20 million, excluding Value Added Tax (“IGV”).

•                  drill and complete the necessary wells to fully develop the Corvina Field

Please note that at December 31, 2008, the Company had no reportable gas reserves according to SEC guidelines.  With respect to drilling and completing the necessary oil wells to fully develop the Corvina Field, according to the December 31, 2008 reserve report from NSAI, to fully develop the 17.15 MMBbls of proved reserves, the Company would have to complete 14 wells (10 future wells) with an estimated cash outlay of $127.3 million:

1.               10 wells and capital costs of $119.5 million to develop its 12.9 MMBbls PUD’s;  and

2.               $7.8 million to fully develop its proved developed reserves (4 existing wells) of 4.2 MMBbls.

The Company currently estimates the drilling and completion of the necessary oil wells to fully develop the Corvina oil field would take place between 2010 and 2013 (4 years); the estimated well cost is $12 million per well and there would be a need for two additional platforms at a cost of approximately $20 million each.  Two rigs would carry out the drilling activity.  The timing for the drilling depends on having the new platforms installed on time and the drilling completed without any major delays; otherwise, the drilling may be extended to 2014 or beyond.

•                  construct the gas to power facilities

With respect to construction of the gas-to-power facilities, please note the Company discusses its estimated costs at December 31, 2008 of $130.0 million on page 33 of its Form 10-K.

Please note that the December 31, 2008 estimated cost has been updated on page 17 of the Company’s September 30, 2009 Form 10-Q, which states the schedule for the construction of the gas-to-power facilities for the Corvina field is currently being finalized, as it depends on the successful financing of the gas-to-power project, including the possibility of finding a joint venture partner to assist the Company in developing the gas-to-power project.  The Company currently estimates the gas-to-power project will cost approximately $115 million.

In addition, please tell us how you plan to finance these activities.

With respect to the financing of the activities discussed above, the Company notes the disclosures made on pages 35, 45 and 47 of its December 31, 2008  Form 10-K included below for your convenience:

Reserve-Based Credit Facility

In August 2008, we signed a Mandate Letter and Facility Term Sheet with Natixis to underwrite and structure, on an exclusive basis, a $200.0 million reserve-based credit facility. The $200.0 million reserve-based credit facility was approved by the Natixis Credit Committee in September 2008. We originally planned to receive funding under the Natixis reserve-based credit facility at the end of 2008 and planned to finance our ongoing oil development operations and certain gas-to-power project costs with the proceeds until the receipt of the proceeds of the approximately $90.0 million lending package with the IFC (discussed below). We also planned to repay any advances from the $200.0 million reserve-based credit facility used for the gas-to-power project from the IFC lending package once the project financing closed.

Subsequent to December 31, 2008, we finalized a revised Mandate Letter and Facility Term Sheet with Natixis. Based on current credit and commodity market conditions, Natixis has now resized the facility to approximately $90.0 million inclusive of the $15.0 million tranche previously closed and funded with the IFC, bringing the facility in line with the expected borrowing base supported by our certified reserves. Once the facility is closed, we expect the initial available borrowing capacity to be approximately $60.0 million, inclusive of the $15.0 million already closed and funded by the IFC as described above. The existing Natixis Credit Committee approval remains in effect. The terms of the resized facility are expected to be aligned with recent transactions in the market.

We expect to complete this financing in the first part of the second quarter of 2009. However, the closing of this tranche of the credit facility is dependent upon the successful syndication of approximately 50% of the facility and successful negotiation of the related loan documents, and funding is predicated on the satisfaction of certain conditions precedent as specified in the loan documents. We cannot assure that the financing will occur early in the second quarter of 2009 or at all. If we are unable to secure the financing with Natixis we will need to find other funding sources to continue our operations. For further information regarding the expected terms of the reserve-based credit facility see “Liquidity and Capital Resources” below.

Gas-to-Power Project Financing

On November 29, 2006, a $120.0 million financing package was approved by the Credit Committee of the IFC for the development of our gas-to-power project.  Originally, IFC intended to loan $50.0 million, of which $19.5 million was invested in our common stock in December 2006, with the remaining $70.0 million to be syndicated to other financial institutions.

However, the discovery of oil in the Corvina field in early 2007 resulted in the gas-to-power project being deferred and our decision to focus on accelerating oil production.  As a result, the $30.5 million balance of the IFC commitment was transferred to the oil development project and funded as follows:  $15.5 million of convertible debt funded in November, 2007 and converted into common stock in May, 2008 and $15.0 million was funded in October, 2008 with the reserve based facility. See below for further information on $15.0 million credit facility.

We currently estimate the gas-to-power project will cost approximately $130.0 million.  The IFC has advised that approximately 65% of the project’s costs can be expected to be financed with traditional project financing, given current market conditions.  Accordingly, we have commenced discussions with potential joint venture partners for the gas-to-power project in an attempt to secure additional equity for the project.  Following the identification and selection of a partner and consummation of project contracts, we will enter into negotiations with the IFC regarding restructuring the gas-to-power financing. We are expecting terms to include an eight year amortization of principal with interest rates to reflect the current market conditions at the time of closing along with typical covenants for this type of financing.  The closing of this financing, which is targeted for late 2009, will be subject to the satisfactory negotiation of loan and security documents.

Shelf Registration

To finance our operations we may sell additional shares of our common stock. Our certificate of formation does not provide for preemptive rights. We currently have approximately $222 million in common stock available under an effective shelf registration statement, which we may sell from time to time in one or more offerings pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods.

Liquidity Outlook

Our 2008 net revenue increased by $60.6 million to $63.0 million from $2.4 million in 2007. The increase in net revenue is primarily due to increased oil production from the CX-11 platform located in the Corvina field in Block Z-1 in northwest Peru. Oil production and revenues increased proportionately compared to 2007 primarily due to the increase in number of wells producing in 2008 and the increase in production days.

Our major sources of funding to date have been through oil sales, equity raises and, to a lesser extent, debt financing activities. With our current cash balance, proceeds from the expected IFC and Natixis debt facilities, current and prospective Corvina and Albacora Oil development cash flow, other potential third-party financing and potential financing from future equity raises, we believe we will have sufficient capital resources to execute our current Corvina and Albacora oil development projects as well as service our current debt obligations and plan to continue pursuing our gas-to-power project once project funding becomes available. However, the timing and execution of our project is dependent on a variety of factors, including the technical design of facilities, permitting approval, availability of equipment, time and costs required for delivery of materials and construction operations, performance by contractors and the success of planned financing, many of which factors are outside our control and cannot be assured.

16.                               In a press release dated November 9, 2009, you state that the 21XD well was producing at high water cuts, and you believe this is evidence of a potential water-drive recovery mechanism.  Please clarify your basis for this belief, other than the fact you are producing at high water cuts.  As part of your response, please tell us:

•                  how far above the oil water contact the 21XD well’s lowest perforation was when the high water cuts in the well occurred;

•                  the reservoir pressure before you started production in the field and the current reservoir pressure;

•                  the method used to determine these pressures and the dates they were obtained; and

•                  the cumulative production when the last pressure data point was obtained.

Response

The geological model of the Corvina field is of turbidite sands of large areal extension, with a large volume of water-filled rock potentially supporting the oil production in the updip part of these turbidite sands.  This geological model is supported by seismic data, outcrop studies, and interpretations of the wells drilled to date.  The five wells currently producing in the Corvina field now display increasing watercuts, after initially producing water-free.  The aquifer sands have been tested (by DSTs) on multiple occasions, such as in well CX11-21XD, well CX11-16X, and well CX11-15D.  The pressure data collected to date now indicate influx from an aquifer; the Campbell analytical method has been used to identify such influx.

The Corvina field is constituted of multiple stacked sands, with no vertical communication; accordingly, each sand has its own individual oil-water contact.  The original oil water contacts have not been defined by the logs.  The Company knows from well CX11-16X (the gas discovery well for the Corvina field) the Water Up To (WUT) depths for the various oil bearing sands, and it knows the Lowest Know Oil (LKO) depths for the oil producers from the DSTs that were carried out.  The water oil contacts are located between the WUT and LKO depths.  For practical purpose, the Company uses a “generalized water oil contact depth of 6400 ft TVDSS; the lowest perforation in well CX11-21XD is at 6373 ft TVDSS and thus at 27 ft above this generalized water oil contact.

The initial reservoir pressures vary between 3,252 psia to 3,292 psia at a datum depth of 6,150 ft TVDSS depending on the sands under consideration.  The current reservoir pressures vary between 2,663 psia to 3,162 psia, depending on the sands under consideration (the sands have been differentially produced).

Original pressures have been obtained through pressure build-ups conducted during DSTS; subsequent pressures have been obtained during repeated build-ups or static pressure surveys.  There are 26 pressure values recorded between the dates of February 27, 2007 and August 29, 2009.  Well CX11-20XD was equipped, prior to the workover that was carried out on it, with a permanent pressure gauge with surface read-out.

The cumulative production for each well when the last pressure data point was obtained is:

1. Well CX11-14D:	198.3 MBbls
2. Well CX11-18XD:	52.3 MBbls
3. Well CX11-20XD:	422.3 MBbls
4. Well CX11-21XD:	394.7 MBbls

17.                               We note in the press release that you state the proved oil in place has increased by about 40%.  Please tell us how you determined this.

Response

Please note that the June 30, 2009 Society of Petroleum Engineers (“SPE”) report for the Corvina field oil reserves from Netherland, Sewell & Associates, Inc. (“NSAI”) is being provided supplementally under separate cover letter for your review. This report has not been released to the public and should be treated confidentially.

The Company understands the following three factors led NSAI to revise upwards the estimate of oil in place considered pertinent to Proved reserves:

•                  The vertical limit of the field was found higher than expected while drilling both the CX11-15D well and the CX11-15D-ST sidetrack well; this resulted in an increased reservoir bulk volume.

•                  The quality of the oil bearing sands was found to be degraded in the CX11-15D well, while these oil bearing sands were found of high quality in the CX11-15D-ST sidetrack well, with above average net thickness, porosities, and oil saturations; the combined effect of these two wells resulted in better petrophysical properties that led to an increase in the volumetric estimates of the oil in place in the field.

•                  The CX11-15D-ST sidetrack well is a step out well in a southeast direction; this has allowed NSAI to increase the field area that NSAI considers to be proved.

When integrated in the Corvina geological model, the above three factors resulted in an increase from 97 MMBbls of oil in place pertinent to Proved reserves (SPE guidelines) as of December 31, 2008, to 136 MMBbls of oil in place pertinent to Proved reserves determination (SPE guidelines) as of June 30, 2009, which corresponds to a 40% increase.

Supplemental Oil and Gas Disclosures (unaudited)

Net Proved and Proved Developed Reserve Summary, page 92

18.                               We note that in 2008 you had a negative revision of approximately 1.7 million barrels.  Please tell us the reasons for this revision.  Please confirm that in future filings you will include appropriate explanations for all significant reserve changes, including reserve additions, as required by paragraph 11 of SFAS 69.

Response

In response to this comment, please see the reasons for this revision below.

Negative revision of approximately 1.7 million barrels

The negative change of 1.7 million barrels in our reserve summary is due to the change in oil prices.  The Company’s December 31, 2007 reserve report was prepared using a December 2007 year end per barrel oil price of $85.49. Our December 31, 2008 reserve report was prepared using a December 2008 year end per barrel oil price of $37.80.  As a result, the initial 1.5 million barrels per well included in the December 2007 reserve report was decreased to 1.3 million initial barrels  in 2008 resulting in a negative revision of 1.7 million barrels.

In addition, the Company confirms that in future filings it will include appropriate explanation for all significant reserve changes, including reserve additions, as required by paragraph 11 of SFAS 69.

Closing

We appreciate your consideration of this response letter.  If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark W. Coffin

Mark W. Coffin

Enclosures

cc:	Mr. Mark Wojciechowski
Mr. Kevin Stertzel
Mr. James Murphy
Mr. John Lucas
Mr. Timothy Levenberg
United States Securities and Exchange Commission

Mr. Manuel Zúñiga Pflücker
Mr. Edward G. Caminos
BPZ Resources, Inc.